

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File No. _____**33-52214**_____

Norbord Inc.
(Translation of registrant's name into English)

Suite 600, 1 Toronto Street, Toronto, Ontario Canada M5C 2W4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____   Form 40-F ____X_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   YES _____   NO _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): **82-3173**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norbord Inc.
(Registrant)

Date: October 28, 2005

Lynne Taylor
Assistant Corporate Secretary



Exhibits

99.1   Quarterly Earnings Press Release, Managements Discussion & Analysis, unaudited third quarter financial statements for the period ended October 1, 2005, certifications of both the CEO and CFO and Normal Course Issuer Bid Press Release.

J. Barrie Shineton
President & Chief Executive Officer

Norbord

October 28, 2005

Dear Norbord Shareholder,

Norbord's strong third quarter validates our strategy of focused growth in OSB. Earnings were $45 million in the quarter and $196 million year-to-date. Cash generated from operating activities was $193 million year-to-date and annualized 2005 return on equity was 50%.

These excellent results were delivered in spite of significant input cost pressures from energy, resin and fibre. Our mills are well positioned to maintain their low cost position relative to our peers and we continue to prioritize initiatives to lower our manufacturing costs even more. For example, we recently commissioned a $28 million energy system at our Jefferson, Texas OSB mill, which will significantly increase the use of biomass and reduce gas consumption by about 70%. All our North American mills now use biomass fuel for their manufacturing energy needs and this limits our exposure to today's volatile energy prices.

The core of our OSB business is located in the US South, which provides an important competitive advantage. Our mills are ideally situated close to our customers and suppliers, resulting in lower freight costs. The US South also provides favourable fibre pricing relative to other regions in North America. Our predominately US and European operating assets ensure that we have limited exposure to the rising Canadian dollar.

In North America, Hurricanes Katrina and Rita impacted large regions of Louisiana, Mississippi, Alabama and Texas during the quarter. While our operations were not damaged, we have many family members, friends, customers and suppliers in the affected regions and our thoughts are with all those affected.

The hurricanes occurred at a time when demand for OSB was strong, industry-wide panel inventories were at seasonally low levels and OSB prices were rising. As a result, North American OSB prices jumped 25% the week after Hurricane Katrina to $325 and continued to rise to $413 by the end of the quarter. Due to the nature of industry order files, we expect to realize much of the impact of these higher prices early in the fourth quarter.

While it's too soon to say how much demand will be created longer-term as a result of the hurricanes, APA The Engineered Wood Association estimates that about 4.6 billion square feet (3/8") of structural panels will be used over the next several years to re-build approximately 350,000 homes. To put these numbers into context, this incremental volume represents about 15% of current North American annual OSB capacity.

As we have reported in the past, OSB continues to be our industry's best growth opportunity. The expected boost in structural panel demand from temporary shelters and longer-term rebuilding efforts as a result of the hurricanes should moderate any negative market response to the new capacity additions expected to come on stream over the next several years.

Our European business, representing one-third of our assets, is faced with similar input cost pressures to North America.   Our performance in Europe was also impacted by soft OSB and MDF demand due to weaker economic conditions. While MDF will continue to face a challenging market environment for the remainder of the year, European OSB prices and demand are expected to moderately improve in the fourth quarter.

We are very pleased with our results to-date this year. Our mills continue to run well. Our expansion project in Cordele, Georgia is on time and on budget. And, our Jefferson energy project was well-timed in light of the rising energy costs.

We expect a strong finish to the year, which should generate excellent returns for our shareholders.

Norbord Reports Strong Third Quarter Results

Note: Financial references in US dollars unless otherwise indicated

HIGHLIGHTS

- **Earnings of $45 million or $0.31 per share**
- **Cash flow from operating activities of $55 million or $0.38 per share**
- **Generated year-to-date Return on Equity of 50%, annualized**
- **Held North American manufacturing costs constant versus the prior quarter**
- **Completed 7.5 million common share repurchase under normal course issuer bid**
- **Received Board approval to renew normal course issuer bid for an additional 9.0 million common shares**
- **Completed $28 million energy system project at Jefferson, Texas**

TORONTO, ON (October 28, 2005) – Norbord Inc. (TSX:NBD) today reported continued strong results from oriented strand board (OSB) operations.

The company earned $45 million or $0.31 per share in the third quarter compared to earnings of $67 million or $0.39 per share during the second quarter and $77 million or $0.50 per share in Q3 2004. Earnings for the nine months were $196 million or $1.25 per share compared with $285 million or $1.88 per share in the same period last year.

"Our results are in-line with our expectations and continue to validate our OSB growth strategy," said Barrie Shineton, Norbord President and Chief Executive Officer. "We expect continued strong earnings through the end of the year due to the low cost position of our operations, the seasonal ramp up of fall building activity and higher North American OSB prices."

Performance

OSB production continued to improve, increasing 3% in the third quarter and 3% year-to-date on a like-for-like basis over the same period last year. Including acquisitions at Genk, Belgium and 50% of Bemidji, Minnesota, OSB production increased 8% in the third quarter and 13% year-to-date compared to 2004.

The forest products industry was challenged with significantly higher energy costs during the quarter. Norbord was able to largely off-set these costs through margin improvements. In addition, the final phase of the new energy system project at the Jefferson, Texas OSB mill was completed in October. This project will allow Jefferson to better utilize biomass fuel and will reduce the mill's gas consumption by about 70%. Norbord's global gas usage will be reduced by 25% as a result of the project. This initiative is timely given current energy prices.

Norbord Inc.
Suite 600
1 Toronto Street
Toronto, Ontario
M5C 2W4

Telephone Number:
(416) 365-0705
Fax (416) 365-3292
www.norbord.com

The margin improvement program delivered $17 million year-to-date relative to 2004, measured at constant prices and exchange rates. These margin improvements have had a positive impact on manufacturing costs by offsetting the large, energy-related input costs faced by the industry.

US housing remains strong and experts continue to forecast more than 2.0 million starts for 2005. North Central OSB prices averaged $303 during the third quarter compared to $297 in the previous quarter and $353 in the third quarter of 2004.   OSB prices increased 25% in the week following Hurricane Katrina to $325 and climbed to $413 by the end of the quarter due to seasonally strong demand and low field inventory levels. Most of the impact from these higher prices will be realized early in the fourth quarter, ensuring a strong finish to the year.

In Europe, weak economic conditions continue to impact our results. Panel prices, particularly MDF and OSB, continued to soften in the quarter. While OSB prices are expected to strengthen in the fourth quarter, the lower MDF prices will last through the remainder of the year.

Norbord generated cash flow from operating activities of $55 million, or $0.38 per common share in the third quarter. Capital investments were $34 million this quarter and included $13 million for the Cordele expansion project.

Developments

Norbord completed the purchase and cancellation of 7.5 million common shares at an average price of CAD$11.38 per share under a normal course issuer bid that started on November 2, 2004. In the third quarter of 2005, 1.8 million shares were purchased and cancelled at a cost of $17 million. Management has received Board and TSX approval to renew the bid for an additional year.   The new normal course issuer bid will allow the company to repurchase 9.0 million common shares. A separate news release relating to the bid was issued this morning.

Norbord received TSX and Board approval and has completed the issuance of an additional 1,000,000 common shares for allotment to the Company's Dividend Reinvestment Plan. This allotment is expected to be sufficient for the Dividend Reinvestment Plan for the next several years.

Dividend

The Board of Directors declared a quarterly dividend of CAD $0.10 per common share, payable on December 21, 2005 to shareholders of record on December 1, 2005. Norbord's common shareholders may participate in the Company's Dividend Reinvestment Plan.

Norbord Profile

Norbord Inc. is an international producer of wood-based panels with assets of $1.3 billion. We employ approximately 2,900 people at 16 plant locations in the United States, Europe and Canada. We are one of the world's largest producers of oriented strand board (OSB). In addition to OSB, we manufacture particleboard, medium density fiberboard (MDF), hardwood plywood, I-joists and related value-added products. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.



Conference Call

Norbord will hold an audio conference call for investors on October 28, 2005 at 10:00 a.m. (EDT). The call will be broadcast live over the Internet via **www.norbord.com** and **www.newswire.ca**. A replay will be available one hour following the call until November 26, 2005 by dialing 416-695-5800 or 1-800-408-3053.   The pass code is 3163964.   Audio playback will also be available on the Norbord web site.

-end-

Contact:

Anita Veel
Director, Corporate Affairs
(416) 643-8838
anita.veel@norbord.com

Note - Some of the statements included or incorporated by reference in this news release constitute "forward-looking statements" within the meaning of securities legislation. All statements contained in this news release that are not clearly historical in nature are forward-looking, and the words "anticipate", "believe", "expect", "estimate", "may", "would", "could", "will", "intend", "plan" and similar expressions are generally intended to identify forward-looking statements. These statements may represent internal projections, expectations or beliefs concerning, among other things, Norbord's future operating results or future economic performance. However, whether actual results and developments will conform with our projections, expectations or beliefs is subject to a number of risks and uncertainties, many of which are beyond our control, including, but not limited to, those identified in our annual information form under "General Development of the Business - Risks of the Business" and those disclosed in our other filings with securities regulators.

MANAGEMENT'S DISCUSSION AND ANALYSIS

October 26, 2005

EBITDA, EBITDA margin, operating working capital, total working capital, capital employed, ROCE, ROE, net debt, net debt to capitalization, book basis, net debt to capitalization, market basis and book value per share are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. Where appropriate, a quantitative reconciliation of the non-GAAP measure to the nearest comparable GAAP measure is provided at the end of the Management's Discussion and Analysis (MD&A).

Some of the statements included or incorporated by reference in this MD&A constitute "forward-looking statements" within the meaning of securities legislation. All statements contained in this MD&A that are not clearly historical in nature are forward-looking, and the words "anticipate", "believe", "expect", "estimate", "may", "would", "could", "will", "intend", "plan" and similar expressions are generally intended to identify forward-looking statements. These statements may represent internal projections, expectations or beliefs concerning, among other things, Norbord's future operating results or future economic performance. However, whether actual results and developments will conform with our projections, expectations or beliefs is subject to a number of risks and uncertainties, many of which are beyond our control, including, but not limited to, those identified in our annual information form under "General Development of the Business - Risks of the Business" and those disclosed in our other filings with securities regulators.

Overview

Norbord is an international producer of wood-based panels, with 16 plant locations in the United States, Europe and Canada. It is one of the world's largest producers of OSB with annual capacity of 4.3 billion square feet (3/8-inch basis), one of the largest OSB producers in the US South, and one of the largest producers of wood-based panels in Europe. The geographical breakdown of property, plant and equipment is approximately 60% US, 33% Europe and 7% Canada.

Norbord's business strategy is focused entirely on the wood panels sector – specifically OSB – in North America and Europe, and the Company reports all operations as a single operating segment.

Norbord's financial goal is to achieve top quartile return on equity (ROE) and cash return on capital employed (ROCE) among North American forest products companies. Norbord met this target in 2004 and management believes this target will be met again in 2005.

A net debt to capitalization ratio of 20-40% is also targeted. At quarter end, Norbord was at the low end of the range on a market basis. The Company's strong balance sheet provides the flexibility to respond to strategic growth opportunities.

Norbord's financing strategy is to maintain investment grade debt ratings. This provides for long-term access to public and private capital markets on attractive terms. Ratings on Norbord debt have been consistently investment grade since 1992.

Norbord manages its business to provide for a sustainable dividend to be paid quarterly to common shareholders throughout the business cycle. At October 1, 2005, the Board of Directors had declared 60 consecutive quarterly common dividends of CAD $0.10 per share. In addition, Norbord paid special dividends of CAD $1.00 per share to common shareholders in each of the second quarter of 2005 and the third quarter of 2004.

Operating Results

(US$ millions, unless otherwise noted)	3rd Qtr 2005	2nd Qtr 2005	3rd Qtr 2004	9 mos 2005	9 mos 2004
Return on equity (ROE)	38%	45%	40%	50%	57%
Net sales	$ 338	$ 369	$ 364	$1,111	$1,151
EBITDA	100	128	156	385	542
EBITDA margin	30%	35%	43%	35%	47%
Depreciation	22	22	21	66	60
Capital investments	34	30	12	78	27
OSB shipments (MMsf 3/8")	1,062	1,040	947	3,115	2,733
Average OSB price – North Central ($/Msf 7/16")	303	297	353	321	406
Average OSB price – Europe (€/m^3)	169	197	218	191	205

EBITDA of $100 million was generated in the third quarter of 2005, versus $156 million in the third quarter of 2004 and $128 million in the previous quarter. Increased production volume added EBITDA of approximately $5 million over the third quarter of 2004, while production volume was in line with the previous quarter. Input cost increases have negatively impacted EBITDA $10 million over the third quarter of 2004. Input costs were in line with the previous quarter. Fluctuations in North American OSB price account for the remainder of the change. EBITDA margins remained solid at 30% in the quarter, compared to 43% for the third quarter of 2004 and 35% in the previous quarter.

North American structural panel consumption was brisk in the third quarter, slightly off the record seen in the second quarter. Light field inventories combined with the impact of the severe storm activity in the US South in September resulted in sharply higher OSB prices toward the end of the quarter. This rapid rise in OSB pricing and the lag effect created by order files mean that much of the impact of these higher prices will be realized early in the fourth quarter. North Central benchmark OSB prices averaged $303 per Msf (7/16" basis) in the third quarter, more than 20% above the five-year average. The fundamentals supporting North American OSB demand continue to be strong. U.S. housing starts are now expected to exceed 2.0 million units in 2005, in line with 2004. Favourable demographics and low interest rates continue to drive the demand for housing, the principal market for OSB.

Norbord's production of OSB was up 8% in the third quarter compared to the same period last year. One-third of the increase is due to the improved operating efficiency of our assets. The remainder of the increase is due to the acquisition of the Genk, Belgium mill in the fourth quarter of 2004. Year-to-date, Norbord's OSB production is up 13% over the same period in 2004. Approximately one-fifth of the increase is due to production improvements; three-fifths is due to the acquisition of the Genk, Belgium mill and the remaining 50% of the Bemidji, MN mill; and the balance is attributable to a longer reporting period. The reporting period for the first three quarters of 2005 was five days longer than the first three quarters of 2004.

The direct impact on operating costs of rising energy prices has been limited as the majority of Norbord's mills are largely energy self-sufficient, in that they use biomass as the primary source of heat energy in the manufacturing process. Certain mills supplement the heat energy requirement with the purchase of natural gas. In addition, natural gas is required to operate certain air emission control equipment. The Company estimates the unfavourable impact of a $1 per mmbtu increase in the price of natural gas to negatively impact annual earnings by approximately $3 million or less than 2 cents per share. We continue to look for ways to improve our level of energy self-sufficiency. For example, the energy system at Jefferson, TX, completed in October 2005, will reduce our global natural gas consumption by approximately 25%.

Natural gas and oil prices continued to impact the price of resin. Year-to-date average resin pricing is up almost 30% compared to the first three quarters of 2004. In addition, tightening fibre markets in the North Central and Eastern Canada regions have had a negative impact on fibre pricing year-to-date.

Gains from our Margin Improvement Program (MIP), which delivered $17 million year-to-date measured relative to 2004 at constant prices and exchange rates, have limited the impact of these input cost increases. Mix and volume MIP initiatives of $29 million were partially offset by an increase of $12 million on costs deemed controllable under the program. Overall, North American per unit OSB production costs for the quarter, net of employee profit share, were up less than 1% compared to the prior quarter. North American per unit OSB costs for the third quarter and year-to-date were up approximately 10% over the same periods last year. Globally, Norbord expects to deliver MIP in excess of $25 million for the full year 2005.

General weakness in European economic activity appears to have led to a decline in consumer confidence. This in turn has negatively impacted overall retail sales including do-it-yourself sales, a significant segment of our European business. European costs have also been impacted by rising input costs. The impact of rising input costs has been more severe than in North America as the European product mix is more energy and resin intensive.

Net sales in the quarter were $338 million, compared to $369 million and $364 million in the second quarter of 2005 and third quarter of 2004 respectively. As compared to the third quarter of 2004, the change is due to increased sales volume, contributing an additional $7 million, offset by the impact of lower North American OSB prices. Sales from the Genk, Belgium mill, acquired on September 30, 2004, represent $17 million of the sales volume increase. The change from the second quarter of 2005 is principally due to lower North American OSB mill net realizations caused by the lag effect order files can create during periods of rapidly rising prices.

Interest expense of $7 million and depreciation expense of $22 million were in line with prior quarters.

Pre-tax return on capital employed (ROCE) averaged 41% in the quarter and 54% year-to-date. ROCE is a key measurement of financial performance, focusing on cash and the efficient use of capital. Return on equity (ROE) was 38% on an annualized basis for the quarter, compared to 45% and 40% for the second quarter of 2005 and the third quarter of 2004 respectively. Capital initiatives, including the two CAD $1.00 special dividends paid in each of the third quarter of 2004 and second quarter of 2005, and the share repurchase program, have maintained an efficient capital structure contributing to the continued high ROE levels. The 2004 ROE includes Fraser Papers, which was distributed to common shareholders in the third quarter of 2004.

Liquidity and Capital Resources

(US$ millions, except per share information, unless otherwise noted)	3rd Qtr 2005	2nd Qtr 2005	3rd Qtr 2004	9 mos 2005	9 mos 2004
Cash provided by operating activities	$ 55	$ 98	$ 133	$ 193	$ 455
Cash provided by operating activities per share	0.38	0.67	0.88	1.31	3.04
Operating working capital	85	67	(85)	85	(85)
Total working capital	165	155	224	165	224
Capital investments	34	30	12	78	27
Net debt to capitalization, book basis	43%	43%	21%	43%	21%
Net debt to capitalization, market basis	20%	20%	9%	20%	9%

Cash provided by operating activities was $55 million or $0.38 per share compared to $98 million in the second quarter of 2005 and $133 million in the third quarter of 2004. The reduction from the third quarter of 2004 is attributable to lower earnings and higher cash taxes following the utilization of the majority of the benefit of the North American tax operating loss carryforwards in 2004.

Operating working capital, consisting of accounts receivable and inventory less accounts payable and accrued liabilities was $85 million at October 1, 2005, as compared to $2 million at December 31, 2004. The Company aims to minimize the amount of capital held as operating working capital. The higher balance is primarily due to seasonal factors and compares to the negative $85 million balance at the end of the third quarter of 2004. The third quarter 2004 balance includes the special dividend of $118 million which was paid on September 30, 2004, subsequent to period end. Total working capital at October 1, 2005 was $165 million including $80 million in cash and cash equivalents.

In addition to cash on hand and cash generated from operations, the Company has $200 million of committed unsecured revolving bank lines available to support short-term liquidity requirements of which $6 million were utilized for letters of credit at October 1, 2005. These bank lines were recently renewed and mature in May 2009.

Cash dividends of $11 million were paid in the third quarter of 2005. Year-to-date, cash dividends of $150 million or CAD $1.30 per share reflect the payment of a CAD $1.00 special dividend on May 20, 2005, the second special dividend in the past twelve months.

During the second quarter of 2005, the Company redeemed all of the outstanding Class A Series I preferred shares at par (CAD $60 million). On redemption, a foreign exchange loss of $9 million was recorded as a charge to equity. This one time charge did not impact earnings. However, the charge reduced earnings per share by $0.06 as it was included in the determination of earnings available to common shareholders, the numerator in the earnings per share calculation. Following the redemption, the Company's issued equity is comprised solely of common shares.

Norbord's net debt stood at $361 million at October 1, 2005, representing 20% of capitalization on a market basis and 43% of capitalization on a book basis. The Company's strong balance sheet provides the flexibility to respond to strategic growth opportunities.

Purchase of Common Shares

The Company completed the purchase and cancellation of 7.5 million common shares under a share repurchase program that commenced on November 2, 2004. During the third quarter of 2005, 1.8 million shares (nine-month period – 5.7 million shares) were purchased and cancelled at a cost of $17 million (nine-month period - $54 million). Subsequent to period end, the Board of Directors approved a share repurchase program whereby the Company may repurchase on the open market up to 9.0 million common shares. Purchases may be made between November 2, 2005 and November 1, 2006.

Outstanding Shares

At October 26, 2005, there were 144.6 million common shares outstanding. In addition, 1.9 million employee stock options were outstanding, of which approximately 40% were fully vested.

Capital Investments

Construction is underway on an additional OSB line at Cordele, Georgia, creating one of the largest and most cost efficient OSB manufacturing facilities in the world. The expansion will add approximately 550 million square feet (3/8" basis) of production capacity at a cost of $135 million. When the expansion is completed in the second half of 2006, the mill will produce approximately one billion square feet of OSB for distribution to the southern US housing market. Expansion of the Georgia mill is the most economic means of adding capacity today, and will further enhance the site's cost and market position. The project will increase Norbord's North American OSB production capacity by 15%, and will further strengthen its position as one of the largest OSB producers in the US South.

In the third quarter of 2005, capital investments totaled $34 million (nine-month period - $78 million) and were funded with cash generated from operations. Third quarter capital investments include $13 million for the Georgia mill expansion project ($23 million year-to-date). Norbord's 2005 capital investments are expected to total $125 million including $45 million of the $135 million Georgia mill expansion project. Projected capital investments are higher than 2004 due to the Georgia mill expansion project and significant one-time environmental capital expenditures aimed at MACT (Maximum Achievable Control Technology) compliance and the completion of the strategic capital projects at Jefferson, TX and Genk, Belgium. Approximately $40 million of the 2005 program will be for maintenance and environmental capital.

Discontinued Operations

Results of the paper and timberlands business (Fraser Papers) have been included in discontinued operations in the consolidated statements of earnings and cash flows up to June 30, 2004, the date on which this business was distributed to common shareholders.

Distribution of Fraser Papers

On June 30, 2004, the Company completed the distribution of Fraser Papers to its common shareholders. Norbord continues to provide certain administrative services to Fraser Papers for a fee on an interim basis. To date, the fee for these administrative services is less than $1 million. In addition, Norbord continues to guarantee certain obligations of Fraser Papers under letters of credit, operating lease commitments, purchase commitments, landfill closure commitments, and commodity hedging contracts. At period end, the maximum amount of potential future payments that Norbord could be required to make under these obligations is estimated to be $25 million (December 31, 2004 - $84 million). Subsequent to period end, the amount of potential future payments was further reduced to $16 million. These estimates exclude the potential amount of future payments related to guarantees of derivative contracts that cannot be quantified due to their nature. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees.

Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees that remain outstanding on December 27, 2005. As security for these ongoing financial commitments to Fraser Papers, Norbord has the right at any time to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' timberlands and manufacturing facilities. The Company's share of the expected proceeds from liquidation of this security would be sufficient to cover the maximum potential amount of future payments under the guarantees.

Selected Quarterly Information

(US$ millions, except per share information, unless otherwise noted)	2005 3rd Qtr	2005 2nd Qtr	2005 1st Qtr	2004 4th Qtr	2004 3rd Qtr	2004 2nd Qtr	2004 1st Qtr	2003 4th Qtr
Key Performance Metrics								
Return on equity (ROE)	**38%**	45%	62%	30%	40%	48%	36%	28%
Cash provided by operating activities	**55**	98	40	107	133	266	56	184
Cash provided by operating activities per share	**0.38**	0.67	0.26	0.71	0.88	1.78	0.38	1.25
Net Sales and Earnings								
Net Sales	**338**	369	404	335	364	439	348	346
EBITDA	**100**	128	157	89	156	231	155	156
Earnings from continuing operations	**45**	67	84	41	77	127	87	77
Earnings	**45**	67	84	41	77	127	81	71
Per Common Share								
Earnings from continuing operations								
Basic	**0.31**	0.39	0.56	0.26	0.51	0.85	0.59	0.52
Diluted	**0.31**	0.39	0.55	0.26	0.50	0.84	0.59	0.52
Earnings								
Basic	**0.31**	0.39	0.56	0.26	0.51	0.85	0.54	0.48
Diluted	**0.31**	0.39	0.55	0.26	0.50	0.84	0.54	0.48
Key Statistics								
OSB shipments (MMsf 3/8")	**1,062**	1,040	1,013	998	947	950	836	879
Average OSB price – North Central ($/Msf 7/16")	**303**	297	364	264	353	437	423	403
Average OSB price – Europe (€/m³)	**169**	197	211	215	218	210	190	155

The price of OSB is the primary driver affecting the comparability of results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the price of OSB in North America. The approximate annualized after-tax impact of a $10 per Msf (7/16" basis) change in the North American OSB price is $19 million or approximately $0.13 per share. Regional pricing variations, particularly in the US South, make the North Central benchmark price a useful albeit imperfect proxy for overall North American OSB pricing. Further, the pricing lag effect of maintaining an order file, premiums obtained on value added products, and volume discounts cause realized prices to differ from the benchmark.

Norbord has a relatively low exposure to the Canadian dollar due to a relatively small manufacturing base in Canada, comprising 7% of property, plant and equipment. The Company estimates the unfavourable impact of a US one cent increase in the Canadian dollar to negatively impact annual earnings by approximately $1 million or less than 1 cent per share.

One-time items that had a significant impact on quarterly results include the $0.06 per share impact of foreign exchange on the redemption of preferred shares in the second quarter of 2005, and the $6 million charge ($0.04 per share) for call premiums on the redemption of debentures in the third quarter of 2004.

Quarterly results are also impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as building activity and repair and renovation work, the principal end use for Norbord's products is generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord's operations. Shipment volumes and commodity prices are affected by these factors as well as by global supply and demand conditions.

Definitions

The following non-GAAP measures have been used in this MD&A. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. Each non-GAAP measure is defined below. Where appropriate, a quantitative reconciliation of the non-GAAP measure to the nearest comparable GAAP measure is provided.

EBITDA is earnings from continuing operations before interest, income taxes, depreciation and amortization. EBITDA is presented as a useful indicator of a company's ability to incur and service debt and meet capital expenditure requirements. Norbord interprets EBITDA trends as an indicator of relative operating performance.

EBITDA margin (%) is EBITDA as a percentage of net sales.

Operating working capital is accounts receivable plus inventory less accounts payable.

Total working capital is operating working capital plus cash and cash equivalents.

Capital employed is the sum of property, plant and equipment, operating working capital and other assets.

ROCE (return on capital employed) is EBITDA divided by capital employed. ROCE is a key measurement of financial performance, focusing on cash and the efficient use of capital.

ROE (return on equity) is earnings available to common shareholders (earnings less preferred share dividends) divided by common shareholders' equity. The ratio is expressed on an annualized basis. ROE is a measure for common shareholders to determine how effectively their money is being employed.

Net debt is long-term debt including the current portion and bank advances less cash and cash equivalents. Net debt is a useful indicator of a company's debt position.

Net debt to capitalization, book basis is net debt divided by the sum of net debt and shareholders' equity. Net debt to capitalization, book basis is a measure of a company's relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet.

Net debt to capitalization, market basis is net debt divided by the sum of net debt and market capitalization. Market capitalization is the number of common shares outstanding at period end multiplied by the trailing twelve-month average per share market price. Market basis capitalization is intended to correct for the low historical book value of Norbord's asset base relative to its fair value. Net debt to capitalization, market basis is a key measure of a company's relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, the Company believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Book value per share is common shareholders' equity divided by common shares outstanding.

Norbord

EBITDA

(US dollar millions)	3rd Qtr 2005	2nd Qtr 2005	3rd Qtr 2004	9 mos 2005	9 mos 2004
Earnings	**$ 45**	$ 67	$ 77	**$ 196**	$ 285
Less: Earnings from discontinued operations	**-**	-	-	**-**	6
Add: Premium on early extinguishment of debt	**-**	-	9	**-**	9
Add: Interest expense	**7**	8	8	**22**	25
Less: Interest and other income	**-**	(2)	(2)	**(3)**	(4)
Add: Income tax	**26**	33	43	**104**	161
Add: Depreciation	**22**	22	21	**66**	60
EBITDA	**$ 100**	$ 128	$ 156	**$ 385**	$ 542

Capital employed

(US dollars millions)	Oct 1 2005	Jul 2 2005	Dec 31 2004
Property, plant and equipment	**$ 913**	$ 904	$ 927
Accounts receivable	**170**	155	150
Inventory	**98**	100	90
Accounts payable and accrued liabilities	**(183)**	(188)	(238)
Other assets	**3**	4	5
Unrealized balance sheet hedge losses (1)	**(3)**	(5)	(9)
Capital employed	**$ 998**	$ 970	$ 918

(1) Included in other liabilities

Net debt

(US dollars millions)	Oct 1 2005	Jul 2 2005	Dec 31 2004
Long-term debt	**$ 440**	$ 443	$ 450
Current portion of long-term debt	**1**	1	1
Cash and cash equivalents	**(80)**	(88)	(215)
Net debt	**$ 361**	$ 356	$ 236

Shipments

	3rd Qtr 2005	2nd Qtr 2005	3rd Qtr 2004	9 mos 2005	9 mos 2004
OSB (MMsf-3/8”)	**1,062**	1,040	947	**3,115**	2,733
Particleboard (MMsf-3/8”)	**183**	189	141	**585**	439
MDF (MMsf-3/8”)	**123**	142	156	**413**	445
Plywood (MMsf-3/8”)	**17**	20	19	**58**	61
I-joist (MM lineal feet)	**12**	11	15	**36**	42

NORBORD INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited)

(US $ millions, except per share information)	3rd Qtr 2005		3rd Qtr 2004		9 mos 2005		9 mos 2004	
Earnings								
Net sales	$	**338**	$	364	$	**1,111**	$	1,151
Earnings from continuing operations before interest, premium on early extinguishment of debt, income tax and depreciation		**100**		156		**385**		542
Interest and other income		**-**		2		**3**		4
Interest expense		**(7)**		(8)		**(22)**		(25)
Earnings from continuing operations before premium on early extinguishment of debt, income tax and depreciation		**93**		150		**366**		521
Premium on early extinguishment of debt (note 3)		**-**		(9)		**-**		(9)
Depreciation		**(22)**		(21)		**(66)**		(60)
Income tax (note 6)		**(26)**		(43)		**(104)**		(161)
Earnings from continuing operations		**45**		77		**196**		291
Earnings from discontinued operations (note 8)		**-**		-		**-**		(6)
Earnings	$	**45**	$	77	$	**196**	$	285
Earnings from continuing operations per common share (note 5)								
- Basic	$	**0.31**	$	0.51	$	**1.26**	$	1.95
- Diluted	$	**0.31**	$	0.50	$	**1.25**	$	1.93
Earnings per common share (note 5)								
- Basic	$	**0.31**	$	0.51	$	**1.26**	$	1.90
- Diluted	$	**0.31**	$	0.50	$	**1.25**	$	1.88
Retained Earnings								
Balance, beginning of period	$	**354**	$	430	$	**387**	$	245
Earnings		**45**		77		**196**		285
Preferred share dividends		**-**		-		**(1)**		(1)
Common share dividends (note 4)		**(13)**		(130)		**(154)**		(152)
Repurchase of common shares (note 4)		**(14)**		-		**(47)**		-
Redemption of preferred shares (note 4)		**-**		-		**(9)**		-
Balance, end of period	$	**372**	$	377	$	**372**	$	377

(See accompanying notes)

NORBORD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(US $ millions)	3rd Qtr 2005	3rd Qtr 2004	9 mos 2005	9 mos 2004
CASH PROVIDED BY (USED FOR):				
Operating Activities				
Earnings from continuing operations	$ 45	$ 77	$ 196	$ 291
Items not affecting cash:				
Depreciation	22	21	66	60
Future income taxes *(note 6)*	9	28	23	122
Other items *(note 3)*	-	10	(4)	6
	76	136	281	479
Net change in non-cash working capital balances	(21)	(3)	(88)	(24)
	55	133	193	455
Investing Activities				
Capital investments	(34)	(12)	(78)	(27)
Acquisition *(note 7)*	-	-	-	(34)
Sale of short-term investment *(note 2)*	-	-	-	60
Other *(note 10)*	2	(1)	10	(7)
	(32)	(13)	(68)	(8)
Financing Activities				
Repurchase of 7 1/4% debentures *(note 3)*	(3)	-	(10)	-
Repurchase of 6 7/8% debentures *(note 3)*	-	(180)	-	(200)
Premium on early extinguishment of debt *(note 3)*	-	(9)	-	(9)
Other debt repaid	-	-	-	(8)
Dividends	(11)	(12)	(150)	(35)
Issue of common shares *(note 4)*	-	1	1	16
Repurchase of common shares *(note 4)*	(17)	-	(54)	-
Redemption of preferred shares *(note 4)*	-	-	(47)	-
	(31)	(200)	(260)	(236)
Increase (decrease) in cash and cash equivalents from continuing operations	(8)	(80)	(135)	211
Cash distributed with Fraser Papers *(note 8)*	-	(30)	-	(30)
Increase (decrease) in cash from discontinued operations *(note 8)*	-	-	-	(49)
Increase (decrease) in cash and cash equivalents	$ (8)	$ (110)	$ (135)	$ 132

(See accompanying notes)

NORBORD INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)

(US $ millions)	Oct 1 2005		Dec 31 2004	
ASSETS				
Current assets:				
Cash and cash equivalents	$	**80**	$	215
Accounts receivable		**170**		150
Inventory		**98**		90
Future income taxes		**5**		4
		353		459
Property, plant and equipment		**913**		927
Other assets		**3**		5
	$	**1,269**	$	1,391
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	$	**183**	$	238
Current portion of long-term debt		**1**		1
		184		239
Long-term debt *(note 3)*		**440**		450
Other liabilities		**34**		52
Future income taxes		**127**		102
Shareholders' equity *(note 4)*		**484**		548
	$	**1,269**	$	1,391

(See accompanying notes)

14

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(In millions of US dollars, except per share information)

Note 1 - Basis of Presentation

The interim financial statements are unaudited and follow the accounting policies summarized in the notes to the annual consolidated financial statements. Certain prior period amounts have been reclassified to conform to the current period's presentation.

The interim financial statements do not conform in all respects to the disclosure requirements of Canadian generally accepted accounting principles for annual financial statements and should, therefore, be read in conjunction with the annual consolidated financial statements of Norbord Inc. which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies and practices are presented as Note 1 to the annual consolidated financial statements.

Note 2 - Short-term Investment

During the first quarter of 2004, a convertible subordinated debenture of Canfor Corporation, with a face value of CAD $78, was sold for proceeds of $60 (CAD $78), net of expenses.

Note 3 - Long-term Debt

During the quarter, the Company renegotiated its committed unsecured revolving bank lines and reduced the total commitment to $200 while extending the term an additional two years to May 2009. At quarter end, $6 of these lines were utilized for letters of credit, with the balance available to support short-term liquidity requirements.

During the quarter, the Company repurchased and cancelled $3 (nine-month period – $10) of the 7 1/4% debentures due 2012 and unwound a corresponding amount of interest rate swaps. The premium paid on repurchase was offset by the recognition of gains on the interest rate swaps.

During the third quarter of 2004, the Company repurchased the remaining $180 6 7/8% debentures due 2005 and unwound $30 of interest rate swaps. The premium paid on repurchase, net of the recognition of gains on interest rate swaps was $9. During the first quarter of 2004, the Company repurchased and cancelled $20 of these debentures and unwound a corresponding amount of interest rate swaps. The premium paid on repurchase was offset by the recognition of gains on the interest rate swaps.

Note 4 - Shareholders' Equity

During the quarter, the Company repurchased and cancelled 1,810,000 common shares (nine-month period – 5,650,000 common shares) for $17 (nine-month period – $54) under a normal course issuer bid.

On April 19, 2005, the Company declared a special dividend of CAD $1.00 per common share, which was paid on May 20, 2005. On September 8, 2004, the Company declared a special dividend of CAD $1.00 per common share, which was paid on September 30, 2004.

On May 20, 2005, the Company redeemed all of the outstanding Class A Series 1 preferred shares at par value (CAD $60). On redemption, a foreign exchange loss of $9 was recorded as a charge to retained earnings.

During the second quarter of 2005, the exercise price on all outstanding options was decreased by CAD $1.00 to reflect the payment of the special dividend. Year-to-date, 580,000 common shares (third quarter – 130,000 common shares) were issued as a result of options exercised under the stock option plan for proceeds of $1. In the first quarter of 2005, 457,000 options were granted under the stock option plan. Year-to-date, cost of sales includes $1 related to stock based compensation expense.

(unaudited)

(In millions of US dollars, except per share information)

Note 5 - Earnings per Common Share

Earnings per common share are calculated as follows:

	3rd Qtr 2005	3rd Qtr 2004	9 mos 2005	9 mos 2004
Earnings from continuing operations available to common shareholders:				
Earnings from continuing operations	$ 45	$ 77	$ 196	$ 291
Less: Preferred share dividends	-	-	(1)	(1)
Less: Foreign exchange on preferred share redemption	-	-	(9)	-
	$ 45	$ 77	$ 186	$ 290
Earnings available to common shareholders:				
Earnings	$ 45	$ 77	$ 196	$ 285
Less: Preferred share dividends	-	-	(1)	(1)
Less: Foreign exchange on preferred share redemption	-	-	(9)	-
	$ 45	$ 77	$ 186	$ 284
Common shares (millions):				
Weighted average number of common shares outstanding	145.7	150.6	147.3	149.6
Stock options	0.9	1.8	1.0	1.6
Diluted number of common shares	146.6	152.4	148.3	151.2
Earnings from continuing operations per common share:				
Basic	$ 0.31	$ 0.51	$ 1.26	$ 1.95
Diluted	$ 0.31	$ 0.50	$ 1.25	$ 1.93
Earnings per common share:				
Basic	$ 0.31	$ 0.51	$ 1.26	$ 1.90
Diluted	$ 0.31	$ 0.50	$ 1.25	$ 1.88

Stock options issued under the Company's stock option plan were included in the calculation of diluted number of common shares to the extent the exercise price of those options was less than the average market price of the Company's common shares during the period.

Note 6 - Income Taxes

Income tax expense is comprised of the following:

	3rd Qtr 2005	3rd Qtr 2004	9 mos 2005	9 mos 2004
Current tax expense	$ 17	$ 15	$ 81	$ 39
Future income tax expense	9	28	23	122
Income tax expense	$ 26	$ 43	$ 104	$ 161

(unaudited)

(In millions of US dollars, except per share information)

Note 7 - Acquisition

In March 2004, Norbord acquired a 50% interest in an oriented strand board plant at Bemidji, Minnesota, bringing Norbord's ownership interest to 100%. The purchase price, net of cash acquired of $2, was allocated $28 to property, plant and equipment and $6 to working capital.

Note 8 – Discontinued Operations

On June 30, 2004, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. Results of Fraser Papers have been included in discontinued operations in the consolidated statements of earnings and cash flows up to the date of distribution.

Earnings from discontinued operations include the following:

	3rd Qtr 2005	3rd Qtr 2004	9 mos 2005	9 mos 2004
Net sales	$ -	$ -	$ -	$ 479
Pre-tax earnings	-	-	-	(9)
Earnings	-	-	-	(6)

Norbord continues to provide certain administrative services on an interim basis to Fraser Papers for a fee. Year-to-date, the fee for these administrative services is less than $1. In addition, Norbord continues to guarantee certain obligations of Fraser Papers under letters of credit, operating lease commitments, purchase commitments, landfill closure commitments, and commodity hedging contracts. At quarter end, the maximum potential amount of future payments that Norbord could be required to make under these obligations is estimated to be $25 (December 31, 2004 – $84). Subsequent to period end, the amount of potential future payments was further reduced to $16 million. These estimates exclude the amount of potential future payments related to guarantees of derivative contracts that cannot be quantified due to their nature. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees.

Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees that remain outstanding on December 27, 2005. As security for these ongoing financial commitments to Fraser Papers, Norbord has the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' timberlands and manufacturing facilities. The Company's share of the estimated proceeds from liquidation of this security would be sufficient to cover the maximum potential amount of future payments under the guarantees.

Note 9 – Related Party Transactions

During the quarter, the Company provided certain administrative services to Fraser Papers (note 8), a party related by virtue of being under common significant influence. In addition, the Company periodically engages the services of a party related by virtue of being under common significant influence. Year-to-date, the fees for these services are less than $1.

(unaudited)

(In millions of US dollars, except per share information)

Note 10 – Foreign Exchange Hedges

At quarter end, the Company has outstanding forward foreign exchange contracts of £12 (2004 - £18) and €63 (2004 - €18), and cross-currency swaps of £125 (2004 - £125), which are designated as hedges against its net investments in Europe. Year-to-date, the Company realized a gain of $9 (2004 – loss of $9) on its matured net investment hedges, and at quarter end, the Company had an unrealized loss of $3 (2004 - $14) on its outstanding net investment hedges. These realized and unrealized gains and losses are offset by realized and unrealized gains and losses on the net investments being hedged.

In addition, at quarter end, the Company has outstanding forward foreign exchange contracts of CAD $35 (2004 – CAD $29), which are designated as a hedge against certain Canadian dollar-denominated monetary liabilities. Year-to-date, the Company realized a gain of $1 (2004 – loss of $2) on its matured monetary liability hedges, and at quarter end, the Company had an unrealized gain of $1 (2004 – nil) on its outstanding monetary liability hedges. These realized and unrealized gains and losses are offset by realized and unrealized gains and losses on the monetary liabilities being hedged.

Norbord has entered into various commitments for capital expenditures and services in connection with the Georgia mill expansion project. At quarter end, the Company has outstanding forward foreign exchange contracts of €11 (2004 – nil) which are designated as hedges against certain of these commitments denominated in Euros. No gains or losses were realized during the quarter, and at quarter-end, the Company had an unrealized loss of $1 on the outstanding hedges. The realized and unrealized losses are offset by realized and unrealized gains on the purchase commitments being hedged.



CANADIAN INTERIM FINANCIAL STATEMENT CERTIFICATION

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS

I, J. Barrie Shineton, President & Chief Executive Officer of Norbord Inc., certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Norbord Inc. (the issuer) for the interim period ending October 1, 2005;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 27, 2005

/s/ J. Barrie Shineton_____
J. Barrie Shineton
President & Chief Executive Officer



CANADIAN INTERIM FINANCIAL STATEMENT CERTIFICATION

FORM 52-109F2T

CERTIFICATION OF INTERIM FILINGS

I, John C. Tremayne, Executive Vice-President & Chief Financial Officer of Norbord Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Norbord Inc. (the issuer) for the interim period ending October 1, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 27, 2005

/s/ John C. Tremayne_____
John C. Tremayne
Executive Vice-President
& Chief Financial Officer



NEWS RELEASE

NORBORD RENEWS NORMAL COURSE ISSUER BID

TORONTO, ONT. (October 28, 2005) – (TSX:NBD) Norbord Inc. announced it's Board of Directors has authorized the Company to renew its existing normal course issuer bid for a further one-year period.

Norbord may purchase up to 9,046,203 Common Shares, representing 10% of the public float of common shares of the company. As at October 19, 2005, there were 144,642,398 Common Shares issued and outstanding and 90,462,034 Common Shares in the public float. The number of shares to be purchased and the timing of such purchases will be determined by Norbord.

Norbord will pay the market price for its Common Shares, at the time of purchase, through the facilities of the Toronto Stock Exchange or other means approved by the Exchange. Purchases will be made between November 2, 2005 and November 1, 2006. All shares purchased by Norbord under this bid will be cancelled.

Norbord acquired 7,548,910 common shares at an average price of CAD$11.38 per share under a normal course issuer bid which commenced on November 2, 2004.

Norbord is an international producer of wood based panels with 2,900 employees and 16 operations in the United States, Canada and Europe. The Company has assets and sales in excess of US$1.3 billion, and is one of the world's largest producers of oriented strand board (OSB). Norbord is listed on the Toronto Stock Exchange (NBD:TSX). More information on Norbord can be found on its web site at www.norbord.com.

-end-

Contact:

Anita Veel
Director, Corporate Affairs
(416) 643 – 8838
anita.veel@norbord.com

Norbord Inc.	**Telephone Number:**
Suite 600	**(416) 365-0705**
1 Toronto Street	Fax (416) 365-3292
Toronto, Ontario	www.norbord.com
M5C 2W4	